15048502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH, D.C. 201

SEC FILE NUMBER
~~8-043981~~ 50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHAY FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue, suite 500
(No. and Street)

Miami FL 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON RODRIGUEZ (305) 507-1550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Aaron N. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

SVP & CFO

Title

Notary Public

JORGE A. JACOMINO
Notary Public - State of Florida
My Comm. Expires Jul 4, 2018
Commission # FF 110136

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) REPORT OF EXCEPTION REVIEW BY INDEPENDENT AUDITOR.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAY FINANCIAL SERVICES, INC.
Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2014
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2014

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Shay Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ("Supplementary Information") as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Shay Financial Services, Inc.'s financial statements. The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. §

240.17a-5. In our opinion, the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 27, 2015

SHAY FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2014

	2014
ASSETS	
Cash and cash equivalents	$177,395
Restricted cash deposited with clearing organizations	100,000
Due from brokers and clearing organizations	685,518
Receivables:	
Mutual fund distribution fees	30,011
Accrued interest and other	50,722
Total assets	$ 1,043,646
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Shay Investment Services Inc.	$462,917
Accrued expenses and other payables	75,035
Total liabilities	537,952
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,499,144
Accumulated deficit	(3,994,450)
	505,694
Total liabilities and shareholder's equity	$ 1,043,646

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2014

	2014
Revenues	
Trading revenues from principal transactions	$4,500,381
Mutual fund distribution fees	803,673
Loan brokerage fees	778,987
Income from certificates of deposit transactions	1,296,643
Gain on trading securities owned, net	78,953
Interest, dividends, and other	416,831
	7,875,468
Less: waiver of mutual fund distribution fees	(302,868)
Net revenues	7,572,600
Expenses	
Compensation	5,953,737
Trading, clearing and distribution	729,049
Quotation and trading system costs	628,010
Occupancy	297,020
Professional fees	277,687
Management fees to Shay Investment Services, Inc.	660,000
Travel and entertainment	51,884
Other expenses	188,635
Total expenses	8,786,022
Net Loss	$ (1,213,422)

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2014	$ 1,000	$ 4,399,144	$ (2,781,028)	$ 1,619,116
Capital Contribution		100,000		100,000
Net Loss			(1,213,422)	(1,213,422)
Balance at December 31, 2014	$ 1,000	$ 4,499,144	$ (3,994,450)	$ 505,694

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

	2014
Cash flows from operating activities	
Net loss	$ (1,213,422)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities	
Receivables	
Trading securities owned	1,665,416
Brokers and dealers	(685,518)
Interest and interest-only strips	43,338
Mutual fund and distribution fees	21,167
Accrued interest and other	172,092
Payables	
Due to Shay Investment Services Inc.	(607,414)
Brokers and dealers	(666,495)
Accrued expenses and other payables	(79,662)
Total adjustments	(137,076)
Net cash used by operating activities	(1,350,498)
Cash flows from financing activities	
Capital Contribution from Shay Investment Services, Inc.	100,000
Net cash provided by financing activities	100,000
Net decrease in cash and cash equivalents	(1,250,498)
Cash and cash equivalents at beginning of year	1,427,893
Cash and cash equivalents at end of year	$ 177,395

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. ("SISI" or "Parent Company"). The Company acts as an intermediary or agent between its customers and other financial institutions in the purchase and sale of various fixed-income investments products and loans, in addition to conducting proprietary transactions in equity securities, U.S. government securities, government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions, distribution fees, and trading related revenue and expenses are recorded on a trade date basis.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Interest-only Strips: The Company purchases certificates of deposits ("CDs") from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows, adjusted for quoted prices (if any). As of December 31, 2014, there were no interest-only strip balances.

Trading Securities Owned: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income. As of December 31, 2014, there were no trading securities balances held.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 9. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2014, the Company has no concentrations of credit risk with depository institutions of the United States in the form of bank accounts. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Fair value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statement of operations based on the specific identification method. As of December 31, 2014, there were no balances for securities owned not yet purchased.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company purchases loan portfolios from clients and sells them to clients without recourse almost simultaneously for a fee. Income is recognized after the transfer the financial assets is completed. As of December 31, 2014 there were no loans owned by the Company outstanding. Revenue is recognized on these transactions when control over transferred assets is deemed to be surrendered.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades, pending settlement, cash, and other balances primarily with the Company's clearing broker.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level and as such records, no tax related assets, expenses, or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2014 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI for overhead and other administrative expenses used by the Company in conducting its business activities. Management fees allocated to the Company include actual expenses paid on behalf of the company and other allocated expenses as determined by SISI.

For the year ended December 31, 2014, management fees expense amounted to $660,000. At December 31, 2014, the payable to SISI for management fees and other expenses amounted to $462,917.

The Company maintains bank accounts with an affiliated bank. At December 31, 2014, cash and cash equivalents at affiliated entities amounted to $96,667.

In addition, certificates of deposit owned by Customers of the Company are held by an affiliate bank as custodian for these customers who are also customers of the affiliate bank. Last, the Company uses its affiliated bank entity to transact its certificate of deposit trading activity.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. The Company maintains cash balances in a financial institution in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

NOTE 5 – FULLY DISCLOSED CLEARING AGREEMENT

The Company clears securities transactions on a fully disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2014, the Company had $100,000 of cash on deposit to satisfy this requirement.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2014. As such, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payments under this indemnification provision. At December 31, 2014, unsettled balances for customer securities totaled $2,690.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., an institutional mutual fund managed and advised by an affiliate, provides that the Company receive payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2014, in the amount of $302,868.

NOTE 7 – TRADING SECURITIES OWNED

At December 31, 2014, the Company held no balances for trading securities owned. Proceeds from sales of treading securities and the associated gains and losses as of December 31, 2014 are as follows:

	2014
Proceeds from sale of trading securities	$1,655,416
Gross gains from sale of trading securities	$78,953
Gross losses from sale of trading securities	$0

NOTE 8 – OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at fair value and the resulting unrealized gains and losses are reflected as riskless principal trading transactions in the statement of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. In addition, the Company purchases loan portfolios and sells them to clients also riskless principal for which it earns a fee. At December 31, 2014, unsettled transactions for loans balances are $1,620.

NOTE 9 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2014 the Company's assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2014.

NOTE 10 – MANAGEMENT'S PLANS

Due to economic conditions and a low interest rate environment, which affected one of the Company's lines of business, resulted in the company experiencing a continuous reduction in its revenues during 2014. The Company has restructured its operations and decreased significantly its overhead costs, with focus to maintain its operational efficiency. The Company will continue to seek overhead costs reductions whenever possible without compromising its operating delivery quality, and believes it has taken all actions necessary, to the extent its forecasts and strategic plans are realized, to reach profitability during 2015 under this low rate economic environment. Future operations are expected to continue during 2015 and beyond and the Company has a financial support commitment from its parent to help it implement its strategic plans.

NOTE 11 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $250,000. The Company was above its minimum required net capital throughout 2014. At December 31, 2014, the Company's net capital was $419,759 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 1.2816 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2014

Total Stockholder's equity	$ 505,694
Deductions and charges	
Cash balances deposited in CRD	5,201
Mutual fund distribution fees	30,011
Receivables from non-customers and other assets	50,723
Total non-allowable assets	85,935
Net capital before haircuts on securities	419,759
Haircuts on securities	
Total haircuts on securities	0
Net capital	$ 419,759
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 537,952
Aggregate indebtedness to net capital	128.16%
Computation of basic net capital requirement	
Minimum net capital required	250,000
Net capital	$ 419,759
Excess net capital	$ 169,759
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 119,759

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2014, un-audited FOCUS Part II filings submitted on January 27, 2015.

SHAY FINANCIAL SERVICES, INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2014

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ____X____

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______X____ No ________

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Management and the Board of Directors of Shay Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Shay Financial Services, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 27, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Shay Financial Services' Exemption Report, in which (1) Shay Financial Services Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Shay Financial Services Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shay Financial Services Inc. stated that Shay Financial Services Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. Shay Financial Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shay Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 27, 2015